

Mail Stop 7010   August 5, 2008

J. Patrick Robinson
Chief Financial Officer
Newell Rubbermaid Inc.
10 B Glenlake Parkway, Suite 300
Atlanta, Georgia 30328

> **Re: Newell Rubbermaid Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-09608**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 28, 2008**
> **File No. 001-09608**

Dear Mr. Robinson:

We have reviewed the above referenced filings and have the following comments. Please note that we have conducted a legal review only. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Legal Proceedings, page 14

1. We note your cross-reference to Footnote 19 of your Financial Statements for a discussion of your legal proceedings. In future filings, please provide all

information required by Item 103 of Regulation S-K, including the name of the court or agency in which the proceedings are pending and the date instituted.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Executive Compensation, page 14

2. In future filings, to the extent applicable, under the caption "Compensation Committee Interlocks and Insider Participation," please provide the information required by Item 407(e)(4) of Regulation S-K.

Compensation Discussion and Analysis, page 14

3. Your disclosure suggests that individual performance is considered when awarding compensation. In future filings, please describe these individual goals and other elements of individual performance and contribution that are taken into account when awarding various forms of compensation. See Item 402(b)(2)(vii) of Regulation S-K.

Annual Incentive Compensation, page 18

4. We note your chart at the bottom of page 19. In future filings, please provide this information for the group level performance goals. See Item 402(b)(2)(v) of Regulation S-K.

Potential Payments Upon Termination or Change of Control, page 46

5. In future filings, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits such as the multiples of salary and bonus. Further, in future filings, please describe and explain the provisions regarding waiver of breach of the Employment Security Agreements. See Item 402(j)(3) & (4) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Craig Slivka, Staff Attorney, at (202) 551-3729.

Sincerely,

Pamela Long
Assistant Director